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09059218

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MAR 02 2009

Washington, DC 104

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52527

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Origination Capital LLC
(Formerly Kahn Financial Securities, LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Glenville Street
(No. and Street)

Greenwich (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Sloan 312-431-0014
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA's
(Name – *if individual, state last, first, middle name*)

200 West Adams (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, Rob Brantman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Orgniation Capital LLC (Formerly Kahn Financial Securities, LLC), as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member /President

Title

Subscribed and sworn to before me this 19th Day of February 2009 in Chicago, County of Cook, State of Illinios

Notary Public

Notary Public

OFFICIAL SEAL
TOMI L. SAMUELS
Notary Public - State of Illinois
My Commission Expires Dec 04, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ORIGINATION CAPITAL LLC
(FORMERLY KAHN FINANCIAL SECURITIES, LLC)
(an Illinois Limited Liability Company in process of liquidation)
FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2008

Contents

VICTORIUM · CORONAT · CHRISTUS

MICHAEL J. LICCAR & CO., P.C.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

To the Sole Member
Origination Capital LLC
(Formerly Kahn Financial Securities, LLC)
Greenwich, CT

We have audited the accompanying statement of financial condition of Origination Capital LLC (formerly Kahn Financial Services, LLC, an Illinois Limited Liability Company in process of liquidation) as of December 31, 2008 and the related statements of operations, changes in member's equity, and cash flows. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Origination Capital LLC (formerly Kahn Financial Securities, LLC, an Illinois Limited Liability Company in process of liquidation) as of December 31, 2008, and the results of its operations and cash flows in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 12 through 14 inclusive are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are schedules required by Rule 17a-5 of the Securities and Exchange Commission. Such schedules have been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Chicago, Illinois
February 19, 2009

Certified Public Accountants
p.c.

200 West Adams Street · Suite 2211 · Chicago, Illinois 60606-5208
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

ORIGINATION CAPITAL LLC
(FORMERLY KAHN FINANCIAL SECURITIES, LLC)
(an Illinois Limited Liability Company in process of liquidation)
Statement of Financial Condition
December 31, 2008

Assets

Cash in bank	$ 48,494
Total assets	$ 48,494

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$ 5,000
Total liabilities	$ 5,000

Member's Equity

Member's equity	$ 43,494
Total member's equity	$ 43,494
Total liabilities and member's equity	$ 48,494

The accompanying notes are an integral part of these financial statements.

ORIGINATION CAPITAL LLC
(FORMERLY KAHN FINANCIAL SECURITIES, LLC)
(an Illinois Limited Liability Company in process of liquidation)
Statement of Income
For the Year Ended December 31, 2008

Revenue		
Consulting income	$	607,812
Total revenue	$	607,812
Expenses		
Professional fees	$	42,475
Consulting-Kahn		22,000
Regulatory fees		3,800
Travel and entertainment		1,838
Rent		1,725
Miscellaneous		170
Total expenses	$	72,008
Net income	$	535,804

The accompanying notes are an integral part of these financial statements.

ORIGINATION CAPITAL LLC
(FORMERLY KAHN FINANCIAL SECURITIES, LLC)
(an Illinois Limited Liability Company in process of liquidation)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2008

Balance at December 31, 2007	$	6,548
Contributions		61,142
Withdrawals		(560,000)
Net income for the period		535,804
Balance at December 31, 2008	$	43,494

The accompanying notes are an integral part of these financial statements.

ORIGINATION CAPITAL LLC
(FORMERLY KAHN FINANCIAL SECURITIES, LLC)
(an Illinois Limited Liability Company in process of liquidation)
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash Flows Provided by Operating Activities:		
Net income		$ 535,804
Adjustments to reconcile net income to net cash		
Net change in:		
Accounts payable and accrued expenses	$ 5,000	
Total adjustments		$ 5,000
Net cash provided by operating activities		$ 540,804
Cash Flows (Applied to) Financing Activities:		
Capital contributed	$ 61,142	
Capital withdrawn	(560,000)	
Net cash (applied to) financing activities		$ (498,858)
Increase in cash		$ 41,946
Cash Balance January 1, 2008		$ 6,548
Cash Balance December 31, 2008		$ 48,494

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below.

Nature of Business
Origination Capital LLC, (formerly Kahn Financial Securities, LLC) was organized as a Limited Liability Company ("Company") on February 10, 2000 in the State of Illinois for various purposes including, but not limited to, the sale of direct participation programs ("DPPs"). The Company's income is derived primarily from fees received in conjunction with its marketing of DPPs. In March 2008, all of the Company's outstanding Membership Interests were sold by its former sole member to Origination Holding LLC (the "Member"), a Delaware limited liability company. (See Note 5).

The Company is registered as a broker/dealer with the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Authority ("FINRA") on November 6, 2000. Its activities are limited to the sale of DPPs. The Company registered with FINRA in June 2008 to reflect its new ownership.

The Company does not hold customer funds or securities. Consequently, it is not subject to the Reserve Requirement as defined in Rule 15c3-3 under the Securities Exchange Act of 1934.

Income Taxes
The Company is a single member LLC. Consequently, for federal and state income tax purposes, it is not treated as a taxable entity and any taxable income/(loss) of the Company is recognized directly by the Member.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - MINIMUM CAPITAL REQUIREMENTS

As a registered "DPP" securities dealer the Company is subject to a minimum net capital requirement under (Rule 15c3-1) under the Exchange Act of 1934. The minimum is the greatest of $5,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2008 the Company had net capital requirements and net capital of $5,000 and $43,494 respectively.

The net capital requirements could effectively restrict the payment of cash distributions and the making of unsecured loans to the Member.

NOTE 3 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not carry customer securities accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. DPP transactions are processed by their respective managers on a fully-disclosed basis.

NOTE 4– RELATED PARTY TRANSACTIONS

During the year, Mr. Douglas Kahn, the former sole member of the Company, was paid $22,000 in consulting fees.

NOTE 5-SUBSEQUENT EVENT

In January 2009, the Member stated its intention to cease operations of the Company and to dissolve its remaining net assets after resolving all outstanding liabilities.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER

ORIGINATION CAPITAL LLC

(FOMERLY KAHN FINANCIAL SECURITIES, LLC) **as of December 31, 2008**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 43,494	3480
2.	Deduct ownership equity not allowed for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			43,494	3500
4.	Add:				
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital				3520
	B. Other (deduction) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 43,494	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition	$	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-propriety capital charges		3600		
	D. Other deductions and/or charges		3610		3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 43,494	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (list)		3736		3740
10.	Net Capital			$ 43,494	3750

Reconciliation between unaudited and audited Net Capital Computation

There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part 11A filing.

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ORIGINATION CAPITAL LLC
(FOMERLY KAHN FINANCIAL SECURITIES, LLC) as of December 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	333	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	38,494	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	42,994	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				$	5,000	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$		3830
19.	Total aggregate indebtedness				$	5,000	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)				%	11.50%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	0.00%	3860

The accompanying notes are an integral part of these financial statements.

ORIGINATION CAPITAL LLC
(FORMERLY KAHN FINANCIAL SECURITIES)
(an Illinois Limited Liability Company in process of liquidation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR
BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

as of December 31, 2008

The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(ii) of that rule. Therefore, the Computation for Determination of the Reserve Requirements under Exibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under 15c3-3 have not been provided.

The accompanying notes are an integral part of these financial statements.

VICTORIUM · CORONAT · CHRISTUS

MICHAEL J. LICCAR & CO., P.C.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Origination Capital LLC
(Formerly Kahn Financial Securities, LLC)
Greenwich, CT

We have examined the financial statements of Origination Capital LLC (formerly Kahn Financial Securities, LLC, an Illinois Limited Liability Company in process of liquidation) ("the Company"), for the year ended December 31, 2008, and issued our report thereon dated February 19, 2009. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Due to the small size of the Company and the limited number of accounts, we placed little reliance on the Company's internal controls and we tested 100% of the accounts.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry securities accounts for customers or perform custodial functions relation to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

200 West Adams Street · Suite 2211 · Chicago, Illinois 60606-5208
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the information and use of the member, management, the Securities and Exchange Commission and the Financial Industry Regulatory Authority and should not be used for any other purpose.

P. C.

Certified Public Accountants

Chicago, Illinois
February 19, 2009

ORIGINATION CAPITAL LLC
(FORMERLY KAHN FINANCIAL SECURITIES, LLC)
(an Illinois Limited Liability Company in process of liquidation)

FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17a-5(d) OF THE
SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2008